Exhibit 97
Approved by the ALLETE Board
Of Directors on October 27, 2023
ALLETE, INC.
EXECUTIVE COMPENSATION RECOVERY POLICY

I.Purpose

The Board of Directors (the “Board”) of ALLETE, Inc. (the “Company”) has adopted this Executive Compensation Recovery Policy (this “Policy) to implement a mandatory clawback policy in the event of a Restatement in compliance with the Applicable Rules.

Any capitalized terms used in this Policy, and not otherwise immediately defined, shall have the meanings set forth in Section II.

II.Defined Terms

a.“Applicable Rules” means Section 10D of the Exchange Act and Rule 10D-1 promulgated thereunder, Section 303A.14 of the Listed Company Manual (“Manual”) of the New York Stock Exchange LLC (“NYSE”), and any other national stock exchange rules that the Company is or may become subject to.

b.“Clawback Compensation” means Incentive-Based Compensation or any other recovered incentive compensation, in each case as determined to be subject to repayment pursuant to this Policy.

c.“Clawback Event” means a required compensation recovery of Incentive-Based Compensation in the event of a Restatement.

d.“Committee” means the Executive Compensation and Human Capital Committee of the Board.

e.“Exchange Act” means the Securities Exchange Act of 1934, as amended.

f.“Executive Officer” means any person currently or formerly designated by the Board as an “officer” for purposes of Section 16 of the Exchange Act and the related promulgated rules, or as otherwise determined by the Board in accordance with the definition of executive officer as set forth in the Applicable Rules.

g.“Financial Reporting Measures” mean (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) the Company’s stock price, or (iii) total shareholder return in respect of the Company. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

Exhibit 97
Approved by the ALLETE Board
Of Directors on October 27, 2023
h.“Incentive-Based Compensation” means any compensation that is granted, earned, or vested, based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation does not include, among other forms of compensation, equity awards that vest exclusively upon completion of a specified time period without any performance condition, or bonus awards that are discretionary or based on subjective goals or goals that are unrelated to Financial Reporting Measures.

i.“Received”—Incentive-Based Compensation is deemed “Received” for the purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure applicable to the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

j.“Recovery Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare a Restatement, which date is the earlier of (i) the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (ii) a date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

k.“Regulators” means, as applicable, the SEC and the NYSE.

l.“Restatement” means an accounting restatement of the Company’s financial statements that the Company is required to prepare due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including (i) any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

m.“SEC” means the U.S. Securities and Exchange Commission.

III.Administration

This Policy shall be administered by the Committee, which shall make all determinations with respect to this Policy, provided that this Policy shall be interpreted in a manner consistent with the requirements of the Applicable Rules.

Exhibit 97
Approved by the ALLETE Board
Of Directors on October 27, 2023
Notwithstanding the foregoing, the Board may assume any or all powers and authority of the Committee with respect to the administration of this Policy, in which case references to the Committee shall be deemed to include the Board, as applicable.

IV. Recovery on a Restatement

In the event that the Company is required to prepare a Restatement, the Company shall reasonably promptly recover the amount, as calculated pursuant to Section IV, of any erroneously awarded Incentive-Based Compensation that is Received by an Executive Officer during the Recovery Period. The amount of erroneously Received Incentive-Based Compensation will be the excess of the amount of Incentive-Based Compensation that is Received by the Executive Officer (whether in cash or shares) based on the erroneous data in the original financial statements over the amount of Incentive-Based Compensation that would have been Received by the Executive Officer (whether in cash or in shares) had such Incentive-Based Compensation been based on the restated results, without respect to any tax liabilities incurred or paid by the Executive Officer.
Without limiting the foregoing, for Incentive-Based Compensation based on the Company’s stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement, (i) the amount shall be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received, and (ii) the Company shall maintain documentation of the determination of that reasonable estimate and provide such estimate to NYSE.

V. Coverage and Application

Except as provided in Section X below, this Policy covers all persons who are Executive Officers at any time during the Recovery Period for which Incentive-Based Compensation is Received. Incentive-Based Compensation shall not be recovered under this Policy to the extent Received by any person before the date the person served as an Executive Officer. Subsequent changes in an Executive Officer’s employment status, including retirement or termination of employment, do not affect the Company’s right to recover Incentive-Based Compensation pursuant to this Policy.
Subject to Section XI below, this Policy shall apply to Incentive-Based Compensation that is Received by any Executive Officer on or after October 2, 2023 that resulted from attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal period ending on or after October 2, 2023.

VI. Exceptions to Policy

No recovery of Incentive-Based Compensation shall be required if any of the following conditions are met and the Committee determines that, on such basis, recovery would be impracticable:

Exhibit 97
Approved by the ALLETE Board
Of Directors on October 27, 2023
a.the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on the expense of enforcement, the Company shall (i) have made a reasonable attempt to recover the Incentive-Based Compensation, (ii) have documented such reasonable attempts to recover, and (iii) provide the documentation to NYSE;
b.recovery would violate home country law where that law was adopted prior to November 28, 2022; or
c.recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and U.S. Treasury regulations promulgated thereunder.

VII. Public Disclosure

The Company shall make all required disclosures and filings with the Regulators with respect to this Policy in accordance with the requirements of the Applicable Rules, and any other requirements applicable to the Company, including any disclosures required in connection with SEC filings.

VIII. Methods of Recovery

In the event of a Clawback Event, subject to applicable law, the Committee may take any such actions as it deems necessary or appropriate, including, without limitation:
a.The forfeiture, reduction, or cancellation of any Clawback Compensation in the form of vested or unvested equity or equity-based awards that have not been distributed or otherwise settled prior to the date of determination;
b.The recovery of any Clawback Compensation that was previously paid to the Executive Officer;
c.The recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any Covered Compensation in the form of equity or equity-based awards;
d.The offset, withholding, or elimination of any compensation that could be paid or awarded to the Executive Officer after the date of determination;
e.The recovery of any amount in respect of Clawback Compensation contributed to a plan that takes into account Clawback Compensation (excluding certain tax-qualified plans, but including long-term disability, life insurance, supplemental executive retirement plans) and any earnings accrued to date on that notional amount; and
f.The taking of any other remedial and recovery action permitted by law, as determined by the Committee.

Exhibit 97
Approved by the ALLETE Board
Of Directors on October 27, 2023
In addition, the Committee may authorize legal action for breach of fiduciary duty or other violation of law and take such other actions to enforce the Executive Officer’s obligations to the Company as the Committee deems appropriate.

IX. No Indemnification

The Company shall not indemnify any current or former Executive Officer against the loss of erroneously awarded compensation. Nor shall the Company pay or reimburse any Executive Officer for premiums incurred or paid for any insurance policy to fund such Executive Officer’s potential recovery obligations.

X. No Substitution of Rights; Non-Exhaustive Rights

Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company pursuant to: (a) the Amended and Restated ALLETE Executive Long-Term Incentive Compensation Plan, or any other incentive plan of the Company or any of its subsidiaries or affiliates; (b) the terms of any similar policy or provision in any employment agreement, compensation agreement or arrangement, or similar agreement; or (c) any other legal remedies available to the Company.

In addition to recovery of compensation as provided for in this Policy, the Company may take any and all other actions as it deems necessary, appropriate and in the Company’s best interest in connection with a Clawback Event, including, without limitation, termination of an Executive Officer’s employment and initiating legal action against an Executive Officer, and nothing in this Policy limits the Company’s rights to take any such or other appropriate actions.

XI. Amendment

The Board, based upon the recommendation of the Committee, may amend this Policy at any time for any reason, subject to any limitations under the Applicable Rules.

XII. Effective Date

This Policy shall be effective as of December 1, 2023 (the “Effective Date”). This Policy expressly supersedes the ALLETE and Affiliated Companies Compensation Recovery Policy, which was first adopted by the Board effective as of January 1, 2011, and was most recently reviewed and approved by the Board on July 24, 2019 (the “Prior Policy”). For the avoidance of doubt, the terms and conditions of this Policy shall govern any historical period in which the Prior Policy would otherwise have been in effect.